August 9, 2019

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Booking Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-36691

Dear Mr. Thompson:

In accordance with your recent conversation with a representative of Booking Holdings Inc. (the “Company”), the Company will respond to your letter addressed to Glenn D. Fogel, Chief Executive Officer of the Company, dated July 29, 2019, relating to the Company’s Form 10-K for the year ended December 31, 2018, on or before September 6, 2019.

Best Regards,

/s/ Stephen Sonne
Stephen Sonne
Senior Vice President, Associate General Counsel and Corporate Secretary